October 4, 2018

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	The Macerich Company
Form 10-K for the year ended December 31, 2017
Filed February 23, 2018
File No. 001-12504

Dear Mr. Telewicz:

We are writing in response to your letter dated September 19, 2018, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) of The Macerich Company (the “Company”). For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-K for the year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Overview and Summary, page 42

Comparison of years ended December 31, 2017 and 2016, page 50

1.

We note that you recognized $18.1m and $19.2m in lease termination income in 2017 and 2016 respectively. We further note your disclosure on page 17 that a number of your tenants have declared bankruptcy in recent years. Please tell us what consideration you have given to discussing recent tenant bankruptcies and the impact of those bankruptcies on current and future operations in your MD&A.

The amount of the Company’s lease termination income in a particular period is largely unrelated to any bankruptcies of the Company’s tenants during such period. The Company’s lease termination income principally represents payments received from the Company’s tenants where the Company and the tenant mutually agree to terminate a lease prior to the contractual expiration date. These lease terminations could happen for a number of reasons, such as the Company wishing to repurpose the space or a tenant looking for more square feet. Typically, where there is a termination of a lease as a result of a bankruptcy, the Company would not recognize any income in connection with such a termination.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

October 4, 2018

When drafting the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”), the Company considers known material trends, demands, commitments, events and uncertainties. The impact of bankruptcies on the Company’s current and future operations was not deemed to be a material trend, event or uncertainty given that bankruptcies did not have a material impact on the Company’s current operations and were not expected to have a material impact on its future operations. At the time of filing the Form 10-K, the Company maintained over a 94% occupancy for the prior two years and it has continued to do so through June 30, 2018. In the event the Company determines that tenant bankruptcies may have a material impact on the Company’s current or future operations, the Company will include appropriate disclosure in its MD&A.

Financial Statements

11. Co-Venture Arrangements, page 93

2.

Please explain to us in greater detail why the adoption of ASC 606 resulted in a change in the accounting for the joint venture holding Freehold Raceway Mall and Chandler Fashion Center. Cite any relevant accounting guidance in your response.

Based on the guidance of ASC 360-20, “Property, Plant, and Equipment-Real Estate Sales,” the Company determined that the marketing right provision in the Company’s Chandler Fashion Center and Freehold Raceway Mall joint venture agreement, which was executed in September 2009, precluded sale accounting for the formation of the joint venture (“Chandler/Freehold Transaction”), as the Company did not give up control of the assets. Under legacy ASC 360-20-40-38, if a seller has the right to repurchase an asset, the transaction had to be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale. Following this guidance, beginning September 2009, the Company accounted for the Chandler/Freehold Transaction as a profit-sharing arrangement.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” (the “Standard”) which amended ASC 360-20. As a result, the sale of real estate is now covered under ASC 610-20, “Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets.” Upon adoption of ASC 606 and 610 on January 1, 2018, the Company reevaluated the accounting for the Chandler/Freehold Transaction as this transaction was not considered a completed sale at the date of initial adoption.

Under ASC 606 and ASC 610-20, the Company is still precluded from accounting for the Chandler/Freehold Transaction as a sale due to the marketing right provision. However, under ASC 606 and ASC 610-20 there is no option to apply a profit-sharing model and such transactions must be accounted for as a lease or financing arrangement. Under ASC 610-10-55-68 to ASC 610-10-55-71, a seller’s right to repurchase an asset should be accounted for (i) as a lease arrangement if the asset is expected to be repurchased for less

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

October 4, 2018

than the original selling price or (ii) as a financing arrangement if the asset is expected to be repurchased for more than the original selling price. As the repurchase price under the agreement is fair value and the fair values of Freehold and Chandler have increased and are expected to remain in excess of the original purchase price, the Company determined to account for the Chandler/Freehold Transaction as a financing arrangement effective January 1, 2018.

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern Senior Executive Vice President, Chief Financial Officer and Treasurer

cc:	David Roberts
Goodwin Procter LLP